4 Cromwell

Irvine, California 92618

November 6, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Tom Jones, Ms. Amanda Ravitz

Re:	BIOLASE, Inc.

Registration Statement on Form S-1, as amended

File No. 333-220703

Mr. Jones and Ms. Ravitz:

The undersigned Registrant under the above-referenced Registration Statement hereby requests acceleration of the effective date of the Registration Statement to November 8, 2017, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

Sincerely,

BIOLASE, INC.

By:	/s/ Harold C. Flynn, Jr.
Name:	Harold C. Flynn, Jr.
Title:	President and Chief Executive Officer